ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Hayward Holdings, Inc.

400 Connell Drive, Suite 6100

Berkeley Heights, NJ 07922

Attention: Senior Vice President and Chief Financial Officer

Phone: (908) 351-5400

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Hayward Holdings, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

February 19, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Michael Foland/Jan Woo—Legal Brittany Ebbertt/Kathleen Collins—Accounting

Re:          Hayward Holdings, Inc.

Registration Statement on Form S-1

Filed February 16, 2021

File No. 333-253184

Ladies and Gentleman:

This letter is being supplementally furnished on behalf of Hayward Holdings, Inc. (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-253184) that was filed with the Securities and Exchange Commission (the “Commission”) on February 16, 2021 (as may be further amended from time to time, the “Registration Statement”) in connection with the initial public offering (the “IPO”) of the Company’s common stock.

The Company respectfully requests confidential treatment for the bracketed information in this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83, and that the Commission provide timely notice to Eifion Jones, Senior Vice President and Chief Financial Officer, Hayward Holdings, Inc., 400 Connell Drive, Suite 6100, Berkeley Heights, New Jersey 07922 before it permits disclosure of such information.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

February 19, 2021

The Company supplementally advises the staff (the “Staff”) of the Commission that, based on discussions with the Company’s Board of Directors and in part on input provided by the underwriters, the Company currently anticipates that the price range for the IPO is expected to be within the range of $[***] to $[***] per share of common stock (the “Preliminary Price Range”) after giving effect to the Reclassification and a range of $[***] to $[***] per share of Class B common stock prior to giving effect to the Reclassification. The “Reclassification” is defined in the Company’s Registration Statement as (i) the reclassification of the Company’s Class B common stock into common stock, (ii) the [***]-for-1 stock split of the Company’s common stock, (iii) the conversion of the Company’s Class A stock into common stock, (iv) the redemption of the Company’s Class C stock and (v) the filing and effectiveness of the Company’s second restated certificate of incorporation and adoption of the Company’s amended and restated bylaws.

The Preliminary Price Range is based on a number of factors, including the Company’s prospects and the prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and will not be established until shortly before printing the preliminary prospectus for the offering, taking into account all relevant market factors at that time. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change. The Company advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. This price range will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company notes that, as is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based in part upon discussions between the Company and the underwriters and with reference to several quantitative and qualitative factors. The factors considered in setting the Preliminary Price Range included:

•	a fundamental analysis of the business including a discounted cash flow valuation;

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the Company’s belief that the public trading market would remain receptive to companies in the pool equipment and outdoor living products manufacturing industry; and

•	the Company’s belief that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

As previously noted to the Staff in the Company’s response to Comment 20 of the Staff’s comment letter of January 8, 2021, on January 12, 2021, the Company granted options to purchase a total of [***] shares of common stock at an exercise price of [***] (after giving effect to the Reclassification) or options to purchase [***] shares of Class B common stock at an exercise price of [***] (without giving effect to the Reclassification). The Company believes that the difference in value reflected between the midpoint of the Preliminary Price Range and the Company’s determination of the fair value of its Class B common stock on January 12, 2021 was primarily the result of the following events and circumstances:

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 2

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

February 19, 2021

•	The Preliminary Price Range assumes the consummation of a successful IPO and the creation of a public market for the Company’s common stock, resulting in an increased common stock valuation. It therefore excludes any marketability or illiquidity discount, which was appropriately taken into account when the Company’s Board of Directors established the then fair value of the option awards.

•	The proceeds from a successful IPO are expected to substantially strengthen the Company’s results of operations and financial position by eliminating high-cost debt and reducing the Company’s overall debt balance. As described in the “Use of Proceeds” section of the Registration Statement, the net proceeds of the IPO are expected to be repay approximately $[***] outstanding indebtedness under the Company’s senior credit facilities. This repayment is expected to have a beneficial effect on the Company’s results of operations and financial position through a reduction in interest expense, and as a result, has influenced the higher Preliminary Price Range.

•	The results of operations and financial position of the Company for the year ended December 31, 2020.

•	The Company’s currently outstanding Class A stock has substantial economic rights and preferences superior to the Company’s Class B common stock. The Preliminary Price Range assumes the conversion of the Company’s Class A stock into common stock prior to consummation of the IPO and the corresponding elimination of such superior economic rights and preferences.

Accordingly, the Company continues to believe that each of the stock option awards issued on January 12, 2021 were granted at fair value. Notwithstanding the foregoing, and in response to the Staff's comment, the Company intends to recognize a compensation expense associated with these stock options in the fiscal quarter ending March 31, 2021 (and subsequent quarters, as applicable) after taking into consideration the initial public offering price of the Company's common stock in the IPO.

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 2

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

February 19, 2021

As the Company has previously advised the Staff in response to comment 21 in the Staff’s January 8, 2021 comment letter, [***] if the average closing trading price of the Company’s common stock over a ten-day trading period equals or exceeds a specified price, which is the price that, if certain of the Company’s investors were deemed to sell their equity holdings in us at that price, would result in an investment return to them in excess of a specified target, generally subject to the holder’s continued employment with the Company through the vesting date. The Company supplementally advises the Staff that this vesting condition would occur if the average closing trading price of the Company’s common stock over a ten-day trading period equals or exceeds $[***], which is below the Preliminary Price Range.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC. UNDER 17 C.F.R.
§200.83 FOR REQUEST NO. 2

CONFIDENTIAL TREATMENT REQUESTED BY HAYWARD HOLDINGS, INC.

Securities and Exchange Commission

Division of Corporation Finance

February 19, 2021

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (212) 841-8857.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:        Eifion Jones (Hayward Holdings, Inc.)